                   PARTNERS HEALTH PLAN OF PENNSYLVANIA, INC.
                       5700 CORPORATION DRIVE, SUITE 300
                         PITTSBURGH, PENNSYLVANIA 15237
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

                    NO VOTE OR OTHER ACTION OF THE COMPANY'S
                     SHAREHOLDERS IS REQUIRED IN CONNECTION
                        WITH THIS INFORMATION STATEMENT
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY
                            ------------------------

     This Information Statement is being mailed on or about March 4, 1996 to holders of the Common Stock, without par value (the "Common Stock"), of PARTNERS Health Plan of Pennsylvania, Inc., a Pennsylvania corporation (the "Company"), in connection with the anticipated change in the Board of Directors of the Company in connection with the transactions contemplated by the Stock Purchase and Merger Agreement, dated as of December 18, 1995 (the "Merger Agreement"), by and among AHP Holdings, Inc., a Connecticut corporation ("Holdings"), the Company, Coventry Corporation, a Delaware corporation ("Coventry"), and Coventry Acquisition Corporation, a Tennessee corporation and a wholly-owned subsidiary of Coventry ("Coventry Sub"). Holdings is a wholly-owned indirect subsidiary of Aetna Life and Casualty Company.

     NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE ANTICIPATED CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS. This information Statement is provided solely for your information pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder.

     This Information Statement is being furnished by the Company. Information contained herein concerning Coventry and Coventry Sub is based on information supplied to the Company by Coventry.

     Pursuant to the Merger Agreement, Coventry Sub will acquire, for a purchase price of $5,274.90 per share, all 4,957 shares of the Company's Common Stock owned by Holdings at a closing that is currently anticipated to take place on Friday, March 15, 1996 (the "Closing"). At the Closing, Coventry Sub will also purchase from Holdings 2,955 shares of Redeemable Preferred Stock, without par value, of the Company (the "Preferred Stock") for $2,955,000 in cash. As a result of such purchases, Coventry Sub will own approximately 81% of the outstanding shares of Common Stock of the Company and all of the outstanding shares of Preferred Stock of the Company. Pursuant to the Merger Agreement, Coventry Sub will merge with and into the Company (the "Merger") at or as soon as practicable after the Closing. In the Merger, each share of Common Stock of the Company not acquired from Holdings will be converted automatically into the right to receive $5,274.90 in cash. As a result of the Merger, the persons who, on the date of the Merger, are the members of the Board of Directors of Coventry Sub will become the members of the Board of Directors of the Company on and after the effective time of the Merger (the "Effective Time"), and the persons who, on the date of the Merger, are the officers of Coventry Sub will become the officers of the Company on and after the Effective Time.

     It is anticipated that the Merger will not require a vote of the shareholders of the Company under applicable Pennsylvania law.

     Closing of the stock purchase and the Merger is conditioned upon the receipt of regulatory approval from the Insurance Department of the Commonwealth of Pennsylvania, and the satisfaction of certain closing conditions set forth in the Merger Agreement. If the Closing and the Merger fail to occur, the members of the
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Board of Directors of Coventry Sub will not become members of the Board of
Directors of the Company and the officers of Coventry Sub will not become the officers of the Company.

     If the Closing and the Merger occur, shareholders will receive a letter of transmittal and instructions for surrendering their stock certificates to the Company to receive cash in the amount of $5,274.90 per share in exchange for such certificates and will receive information concerning their appraisal rights under Pennsylvania law.

DIRECTORS OF COVENTRY SUB

     Set forth below are the names, ages, present principal occupations or employment history of the directors of Coventry Sub, who will become the directors of the Company upon consummation of the Merger.

      NAME AND AGE                 PRINCIPAL OCCUPATION AND OTHER INFORMATION
-------------------------   ---------------------------------------------------------
Lawrence N. Kugelman, 53    President and Chief Executive Officer of Coventry since
                            December 1995; director of Coventry since August 1992.
                            Self-employed from March 1995 through December 1995.
                            Executive Vice President of American Medical
                            International, an organization that owns and operates
                            acute care hospitals, from January 1993 to March 1995.
                            Executive Director of Our Sisters of Saint Joseph
                            Foundation, which was created in connection with Health
                            Plan of America's conversion from not-for-profit to for-
                            profit status, from July 1992 to December 1992. President
                            and Chief Executive Officer of Health Plan of America
                            from September 1986 to July 1992.
Richard H. Jones, 40        Senior Vice President, Finance and Development, and
                            Treasurer of Coventry since June 1993; director of
                            Coventry since December 1995; Vice President, Chief
                            Financial Officer and Treasurer of Coventry from November
                            1990 to June 1993; Corporate Controller of Coventry from
                            June 1990 to November 1990.
Frederick G. Merkel, 42     Regional Vice President of Coventry since May 1995; Vice
                            President of Coventry since April 1994. President of
                            HealthAmerica of Central Pennsylvania, a division of
                            HealthAmerica of Pennsylvania (acquired by Coventry in
                            1994) since February 1991. Vice President of Marketing
                            and Development of HealthAmerica of Pennsylvania from
                            September 1988 to February 1991.

OFFICERS OF COVENTRY SUB

     Set forth below is certain information concerning the officers of Coventry Sub, who will become the officers of the Company on and after the Effective Time of the Merger.

Lawrence N. Kugelman     President
Richard H. Jones         Vice President and Chief Financial Officer
Frederick G. Merkel      Vice President
Shirley R. Smith         Secretary

     Ms. Smith has been a Vice President, the Corporate General Counsel and Secretary of Coventry since March 1994. From August 1993 to March 1994, she was Acting General Counsel and Secretary of Coventry and from April 1989 to August 1993, she was Assistant General Counsel of Coventry.

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DIRECTOR AND OFFICER COMPENSATION

     None of the members of the Board of Directors of Coventry Sub or the officers of Coventry Sub currently receive any compensation from Coventry Sub or any other compensation with respect to their service as directors or officers of Coventry Sub and, following the Merger, they will not receive any compensation from the Company or any other compensation with respect to their service as directors or officers of the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The outstanding voting securities of the Company as of March 1, 1996 consist of 6,075 shares of Common Stock, of which 4,957 shares, or approximately 81%, are owned by Holdings.

     The following table sets forth information as to the beneficial ownership of the Common Stock by each person known to Coventry, as of March 1, 1996, to own more than 5% of the shares of Common Stock:

        NAME AND ADDRESS               AMOUNT AND NATURE        PERCENT
      OF BENEFICIAL OWNER           OF BENEFICIAL OWNERSHIP     OF CLASS
--------------------------------    -----------------------     --------
Aetna Life and Casualty Company
151 Farmington Avenue
Hartfort, CT 06156
AHP Holdings, Inc.                           4,957(1)               81%
151 Farmington Avenue
Hartford, CT 06156

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(1) To the knowledge of Coventry, Holdings is a wholly owned subsidiary of Aetna
    Life Insurance Company, which is a wholly owned subsidiary of Aetna Life and Casualty Company.

     None of the directors or officers of Coventry Sub owns any shares of capital stock of the Company, and no shares of capital stock of the Company are owned by Coventry or any of its officers or directors.

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